August 23, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

            Re:   Organic Sales and Marketing, Inc.
                  Amendment No. 3 to Registration
                  Statement on Form 10-SB File No. 1-33386
                  ----------------------------------------

Dear Mr. Owings:

      We are counsel to Organic Sales and Marketing, Inc. (the "Company"). Today, the Company filed with the Commission, Amendment No. 3 to its Registration Statement on Form 10-SB.

      The Company hereby responds to the comments contained in your August 16, 2007 comment letter. Response numbers correspond to the comment numbers in your letter. The Company also encloses for the convenience of the staff, courtesy copies of the 10-SB marked to show the changes from the previous amendment.

General

      1. Include pagination in all of your future filings. See 0-3(b) of the Exchange Act Rules.

Response

      The Registration Statement has been paginated.

Item 1. Description of Business
(b) Business of Issuer, page 1

      2. Provide the basis for the statement in the 2nd paragraph that "The Company expects to enter into a licensing agreement shortly...". This comment also applies to "The Company anticipates that a formal contract will be forthcoming..." in paragraph 8.

Response

      The language in question has been expanded to provide the basis for the statement concerning the anticipated license agreement with Nevr-Dull. The expected time frame has also been made more specific.

      Similar disclosure has also been made regarding the status of the Company's negotiations with Land O'Lakes.

      3. Indicate in the 4th paragraph whether the products "are" ready to market since it is now August.

Response

      The fourth paragraph has been revised to contain an updated time frame within which the products in question are expected to be ready to market.

      4. Revise the 11th paragraph to delete references to "as many as eight stations in the near future with ultimate plans for nationwide expansion" unless you have specific plans and can indicate agreements etc.

Response

      Since the Company has no agreements referable to the addition of any specific number of stations, the language has been revised accordingly and the reference to "as many as eight stations..." deleted.

      5. Given the uncertainty of the Company's business, delete the reference in the 14th paragraph to establishing itself as a "major factor...".

      Response

            The word "major" has been deleted. The word "factor" has been retained because it is consistent with the Company's business plan to seek to be a factor in the industry.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 10

A. Plan of Operation, page 10

      6. We have reviewed your revisions in response to comment 10 in our comment letter dated June 8, 2007. Based on your revised disclosure, including your statement that "[m]anagement has no competent basis for projecting the increase in revenue...," it appears you may not have adequate support for your projections to include them in your filing. In this regard, please note that Item 10(d) of Regulation S-B requires that management have a reasonable basis for the assumptions underlying any prospective financial information presented. Similarly, the AICPA Guide for Prospective Financial Information requires these assumptions to be reasonably objective with


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

            persuasive support. Given your limited operating history, it appears particularly unlikely that you have a reasonable basis to present financial projections beyond the current year. Accordingly, please revise your filling to remove these projections, or otherwise tell us in detail why you believe such projections are permitted in light of the referenced requirements regarding prospective financial information. Please note this comment applies to both the prospective financial information included in the table as well as your disclosure of projected "cash flow before investor money."

Response

      Management gave a great deal of consideration to its projections and the basis therefor as stated in the subsections captioned "Revenue Projections" and "Expense Projections". It was inaccurate to state that the Company had no "competent" basis for projecting the increase in revenue. The word "concrete" was probably intended. However, the word "firm" has now been substituted. Management believes it has a reasonable basis for any assumptions contained in the document at this point. However, the staff's suggestion has been adopted and the projections for 2008 and 2009 have been deleted.

      7. It does not appear you have addressed comment 11 from our comment letter dated June 8, 2007. To the extent you are able to justify the continued disclosure of projected cash flow before investor money pursuant to the preceding comment, prior comment 11 is re-issued as follows. Please disclose the basis for and assumptions underlying this projection in a manner that will provide a frame-work for analysis of the projection. Refer to Item 10(d)(3) of Regulation S-B. As projected cash flow before investor money represents a non-GAAP projection, please also disclose the following:

                  o A reconciliation from the non-GAAP projection to the most directly comparable projection calculated and presented in accordance with GAAP;

                  o The reasons why you believe that presentation of the non-GAAP projection provides useful information to investors and;

                  o The additional purposes, if any, for which you use the non-GAAP projection to manage your business.

Response

      It had been our intention to delete all references to "cash flow before investor money" in response to the staff's comment 11 in the June 8, 2007 letter. That has now been done, which would appear to satisfy this comment.

Signature, page 27

      8. Include Mr. Jeffries title of Chief Executive Officer.

Response

      Mr. Jeffries' title of CEO has been added to the signature page.


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

      The Company acknowledges that: (i) it is responsible for the adequacy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Kindly direct any responsive correspondence to the undersigned.

                                                Very truly yours,

                                                      /S/

                                                Paul Chernis

PC/ld


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